Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick”) Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

April 3, 2012

ITEM 3:	NEWS RELEASE

Press releases were issued by Barrick on March 29, 2012 and April 3, 2012 and a copy of each press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On March 29, 2012, Barrick announced the pricing of US$2.0 billion in debt securities comprised of US$1.25 billion of 3.85% notes due 2022 (the “2022 Notes”) and US$750 million of 5.25% notes due 2042 (the “2042 Notes”). On April 3, 2012, Barrick announced that the offering of the 2022 Notes and the 2042 Notes was completed.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On March 29, 2012, Barrick announced the pricing of US$2.0 billion in debt securities comprised of US$1.25 billion of 2022 Notes and US$750 million of 2042 Notes. On April 3, 2012, Barrick announced that the offering of the 2022 Notes and the 2042 Notes was completed.

The net proceeds of the offering will be used primarily to repay existing indebtedness under two revolving credit facilities, each of which was drawn upon in connection with Barrick’s acquisition of Equinox Minerals Limited in 2011, with the balance of the proceeds being used to finance the development of mining projects and for general corporate purposes.

See the news releases attached hereto as Schedule A for a full description of the material change.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman Senior Vice President and General Counsel

ITEM 9:	DATE OF REPORT

April 11, 2012

Dated at Toronto, Ontario this 11th day of April, 2012.

By:	(Signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice President and General Counsel

SCHEDULE A

PRESS RELEASE – March 29, 2012

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Pricing of $2.0 Billion Offering of Debt Securities

Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (“Barrick”) announced today the pricing of $2.0 billion in debt securities comprised of: $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. The offering is expected to close on or about April 3, 2012.

The net proceeds from this offering will be used primarily to repay existing indebtedness under two revolving credit facilities, each of which was drawn upon in connection with Barrick’s acquisition of Equinox Minerals Limited in 2011, with the balance of the proceeds being used to finance the development of mining projects and for general corporate purposes.

The debt securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the debt securities, nor shall there be any sale of the debt securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT:	MEDIA CONTACT:
Greg Panagos	Andy Lloyd
Senior Vice President	Senior Manager
Investor Relations and Communications	Communications
Telephone: (416) 309-2943	Telephone: (416) 307-7414
Email: gpanagos@barrick.com	Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE

PRESS RELEASE – April 3, 2012

All amounts expressed in US dollars unless otherwise indicated

Barrick Completes Sale of $2.0 Billion of Debt Securities

Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (“Barrick”) announced today the completion of the sale of $2.0 billion in debt securities comprised of: $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042.

The net proceeds from this offering will be used primarily to repay existing indebtedness under two revolving credit facilities, each of which was drawn upon in connection with Barrick’s acquisition of Equinox Minerals Limited in 2011, with the balance of the proceeds being used to finance the development of mining projects and for general corporate purposes.

The debt securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the debt securities, nor shall there be any sale of the debt securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT:	MEDIA CONTACT:
Greg Panagos	Andy Lloyd
Senior Vice President	Senior Manager
Investor Relations and Communications	Communications
Telephone: (416) 309-2943	Telephone: (416) 307-7414
Email: gpanagos@barrick.com	Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE